Exhibit 14

Anixa Biosciences, Inc.

Code Of Business Conduct And Ethics

As Initially Approved by the Board of Directors January 17, 2018

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide the Company’s and its subsidiaries’ employees (collectively, “Covered Persons”). All of the Covered Persons must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

1.	Compliance with Laws, Rules, and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All Covered Persons must respect and obey the laws and regulations of the cities, states, and countries in which we operate. Although not all Covered Persons are expected to know the details of these laws and regulations, it is important to know enough to determine when to seek advice from other persons.

2.	Conflicts of Interest

A “conflict of interest” exists when the private interest of a Covered Person interferes in any way with the interests of the Company. A conflict situation can arise when a Covered Person takes actions or has interests that may make it difficult to perform his or her duties for the Company objectively and effectively. Conflicts of interest also arise when a Covered Person, or a member of his or her family, receives improper personal benefits as a result of his or her position with the Company. Loans and guarantees by the Company may also create conflicts of interest, and certain loans to and guarantees of obligations of Covered Persons are prohibited by federal securities laws.

Conflicts of interest arise when a Covered Person works simultaneously for a competitor, customer, or supplier. No Covered Person may work for a competitor as a consultant or board member except as specifically approved in accordance with Section 12 of this Code. The best policy is to avoid any direct or indirect business connection with our customers, suppliers, or competitors, except on behalf of the Company. Any Covered Person who becomes aware of a conflict or potential conflict should bring it to the attention of the Audit Committee Chairman of the Board of Directors.

3.	Insider Trading

Covered Persons who have access to or become aware of confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose as described in the Company’s Insider Trading Policy, except the conduct of our business. All non-public information about the Company, as well as non-public information about our product candidates, studies, customers and suppliers, should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

4.	Corporate Opportunities

Covered Persons are prohibited from taking for themselves personally, or diverting to other persons, opportunities that are discovered through the use of corporate property, information, or position without the consent of the Board of Directors. No Covered Person may use corporate property, information, or position for personal gain, and no Covered Person may compete with the Company directly or indirectly during his or her tenure with the Company. Covered Persons owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.	Confidentiality

All Covered Persons must maintain the confidentiality of confidential information entrusted to them by the Company, its customers or suppliers, or others, except when disclosure is authorized by the Board of Directors or the Company’s Chief Executive Officer or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company, its customers or suppliers, or others, if disclosed. It also includes information that customers or suppliers have entrusted to us. The obligation to preserve confidential information continues even after your employment or other association with the Company ends.

6.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present directors, officers, or employees of other companies is prohibited. Each Covered Person should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors, and employees. No Covered Person should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided, or accepted by any Covered Person, or any of their family members, unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations. See also Section 10 of this Code concerning gifts and other payments to government representatives.

7.	Discrimination and Harassment

The diversity of the Company’s employees, consultants, and contractors is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and contractual relations and will not tolerate any unlawful discrimination or workplace harassment of any kind or violent, coercive, or threatening behavior. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

8.	Record-Keeping

The Company requires honest and accurate recording and reporting of information to make responsible business decisions. For example, only the true and actual number of hours worked or the true and actual amount of reimbursable expenses should be reported.

Business expense accounts must be documented and recorded accurately and should not be used for personal expenses, except where specifically permitted under the Company’s policies. Any personal expenses paid by use of the Company’s expense account must be reimbursed promptly.

All of the Company’s books, records, accounts, and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets may not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports.

9.	Protection and Proper Use of Company Assets

All Covered Persons should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct effect on the Company’s profitability. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of Covered Persons to protect the Company’s assets includes the obligation to protect the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information, and any unpublished financial data and reports. Unauthorized use or distribution of this information violates Company policy. It could also be illegal and result in civil or criminal penalties.

10.	Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates to obtain or retain business. No illegal payments may be made to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

11.	Disclosures to the Board of Directors

Covered Persons are responsible for full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of each Covered Person promptly to bring to the attention of the Board of Directors any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Board of Directors in fulfilling its responsibilities.

Each Covered Person shall promptly bring to the attention of the Board of Directors any information he or she may have concerning (1) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize, and report financial data or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

Each Covered Person shall promptly bring to the attention of the Board of Directors any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosures, or internal controls.

Each Covered Person shall promptly bring to the attention of the Board of Directors any information he or she may have concerning evidence of a material violation of the securities or other laws, rules, or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

12.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for directors or executive officers may be made only by the Board of Directors and will be promptly disclosed as required by law or stock market regulation. Waivers for other personnel may be made by the Board of Directors or officers to which the Board may delegate such authority from time to time.

13.	Investigation and Corrective Action

Upon receipt of a complaint under this Code, the Company will promptly investigate the complaint and will involve agencies and resources outside the Company if and when such outside involvement appears advisable or necessary. The Company will exercise discretion regarding the confidentiality of the report and investigation to the extent consistent with the need for a thorough investigation and response and taking into consideration the Company’s disclosure obligations and requirements.

The Board of Directors shall conduct, or designate appropriate persons within or outside of the Company to conduct, any investigation concerning alleged violations of this Code by any Covered Person. Covered Persons are expected to cooperate in internal investigations of alleged misconduct.

At the conclusion of any such investigation involving any Covered Person, the person leading the investigation will report to the Board of Directors the results of the investigation and any remedial measures such investigator recommends.

The Company will take all actions deemed appropriate by the Board of Directors as a result of any such investigation. If it is determined that a Covered Person has violated this Code, such action may include disciplinary action, up to and including termination of employment. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, and may include written notices to the individual involved of the determination that there has been a violation, censure, demotion or re-assignment of the individual involved, suspension with or without pay or benefits, or termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

Any and all complaints and related information received under this Code will be retained for seven years from the date of the complaint, or such other period of time as may be required by law.

14.	Whistleblower Protections

Federal and state laws prohibit retaliatory action by public companies against their employees who take certain lawful actions when they suspect wrongdoing on the part of their employer. In furtherance of the Company’s obligations under federal law, as well as to preserve the integrity of this Code, neither the Company nor any Covered Person may discharge, demote, suspend, threaten, harass, or in any other manner punish, discriminate, or otherwise retaliate against an employee because of any lawful act done by the employee to:

a.	provide information, cause information to be provided to, or otherwise assist in an investigation by a federal regulatory or law enforcement agency, any member of Congress or committee of Congress, or any person with supervisory authority over the employee or such other person working for the Company who has the authority to investigate, discover, or terminate misconduct, where such information or investigation relates to any conduct that the employee reasonably believes constitutes a violation of federal mail fraud, wire fraud, bank fraud, or securities fraud laws, any SEC rule or regulation, or any other federal law relating to fraud against shareholders;

b.	file, cause to be filed, testify, participate in, or otherwise assist in a proceeding relating to alleged violations of any of the federal fraud or securities laws described in (a) above; or

c.	report, or cause to be reported, any complaint under this Code.

The Company is committed to maintaining an environment in which people feel free to report all suspected incidents of inaccurate financial reporting or fraud. No retaliatory action will be taken against any person who in good faith reports any conduct which he or she reasonably believes may violate this Code. In addition, no retaliatory action will be taken against any individual who in good faith assists or participates in an investigation, proceeding, or hearing relating to a complaint about the Company’s auditing or financial disclosures, or who files, causes to be filed, testifies, or otherwise assists in such a proceeding. However, a person who files a report or provides evidence which he or she knows to be false or without a reasonable belief in the truth and accuracy of such information will not be protected by the above policy statement and may be subject to disciplinary action, including termination of employment or other association with the Company.